

October 9, 2012

Via E-mail
Steven J. Douglas
Chief Financial Officer
Brookfield Property Partners L.P.
Three World Financial Center
11th Floor
New York, NY 10281-1021

      Re: **Brookfield Property Partners L.P.**
               Amendment No. 3 to Registration Statement on Form 20-F
               Filed September 17, 2012
               File No. 001-35505

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Transaction Agreements, page 39

1. Please revise to briefly describe the Voting Agreements and the Master Services Agreement, including quantifying the base management fee and annual escalation amount.

Competitive Strengths, page 41

2. Based on your response to comment 1 of our comment letter dated September 5, 2012, we continue to question the basis for your dividend projection and how you determined that you have sufficient cash available to pay the dividend. Please revise to balance your disclosure and include risk factor disclosure describing that proposed distributions are significantly greater than cash flow from operating activities and that any distributions are not guaranteed and may not be sustainable. We may have further comment.

Organizational Chart, page 59

3.   Please revise the chart to reflect footnote (3) on page 60 and include the $1.25 billion of redeemable preferred shares held by Brookfield.

Operating Entities, page 62

4.   We note your revised disclosure on page 63 that you and your consortium partners own approximately 63 million warrants to acquire additional shares of common stock. Please revise to include the percentage of common stock these warrants would represent upon exercise for both you and your consortium partners.

Performance Measures, pages 66 – 67

5.   We have considered your response to comment three.   We continue to believe that the title of your FFO measure should be revised to highlight the variation from the industry-recognized NAREIT defined measure.

Proportionate Summary Financial Information, pages 111 – 113

6.   We have considered your responses in regards to your presentation of the proportionate balance sheet and income statement financial information.   We continue to believe that such presentation is not appropriate since it attaches undue prominence to the non-IFRS information.   Please revise to remove the presentation of proportionate balance sheet and income statement financial information. For reference, see Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-IFRS Financial Measures.

Commercial Property Operations of Brookfield Asset Management, Inc.

Carve-Out Statements of Income (Loss), page F-5

7.   Please further address the following items with regard to your presentation of property net operating income in your statements of income:

*   We note that although you believe that you have not excluded from property net operating income any activities that you believe would normally be regarded as part of property operating activities, you do exclude certain costs of an operating nature (i.e., General and administrative expense and Depreciation and amortization). Thus, please remove this operating measure or revise it to include all costs of an operating nature.   Reference is made to paragraphs 85, 86, and BC 56 of IAS 1.

*   We note that you have not provided an "analysis" of the expenses included in property net operating income using a classification based on either their nature or

their function within your entity as required by paragraph 99 of IAS 1. Furthermore, please note that paragraph 32 of IAS 1 does not allow offset of income and expenses, unless required or permitted by IFRS. Therefore, please revise your financial statements to separately disclose these expenses on the face of your statements of income.

Un-Audited Pro-Forma Financial Statements

Note 4 – Pro-Forma Adjustments

(e) Partnership Equity, page PF-11

8.   We continue to consider your analysis regarding non-controlling interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel